UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, June 1, 2015.

To

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Audit Committee of the Company

Dear Sirs,

Banco Bradesco S.A. informs the Market and its shareholders that Mr.  Osvaldo Watanabe, on May 31, 2015, served the 5th consecutive term of 1 (one) year in the Audit Committee of the Institution, reaching the limit laid down in the "caput" of Article 12 of the Regulation Appended to Resolution No. 3,198/2004 of the National Monetary Council.

However, the Board of Directors resolved, on this date, bring him to the mentioned body, using the prerogative in Paragraph Two of Article 21 of the Bylaws, in accordance with Paragraph Six of the aforementioned Article 12 of the Regulation Appended to Resolution No. 3,198/2004, which state that up to 1/3 (one third) of the members of the Audit Committee may be reappointed to the body up to other 5 (five) consecutive annual terms.

In this way, Mr. Watanabe will have its term of office coinciding with the terms of the other members of the Committee, until the 1st Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2016, extended until the investiture of members who shall be appointed in that opportunity.

His name will be submitted to the approval of the Central Bank of Brazil, after which he shall take up office.

In this way, the Audit Committee of the Company remains so composed: Coordinator: Milton Matsumoto; Members: Osvaldo Watanabe and Paulo Roberto Simões da Cunha – Financial Specialist.

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 1, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.